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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2015
Washington DC
404

SEC FILE NUMBER
8-66460

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Arjent LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
570 Lexington Ave - 22nd Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert P DePalo, CEO 212-446-0006
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Michael T. Remus, CPA
(Name - if *individual, state last, first, middle name*)

P.O. Box 2555 (Address) Hamilton Square (city) NJ (State) 08690 Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/25/15

OATH OR AFFIRMATION

I, Robert P DePalo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arjent LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions to my knowledge, nor have I or my staff been advised by our previous Auditor Joseph DePietto or our current Auditor of any Exceptions.

Signature

Chairman and CEO

Title

2/19/2015

Notary Public

DONALD KAHLER
Notary Public, State of New York
No. 01KA6226339
Qualified in New York County
Commission Expires 11/18/2018

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ✓ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Independent auditor's report on internal accounting control
- (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Arjent LLC

STATEMENT OF FINANCIAL CONDITION

AND

SUPPLEMENTARY INFORMATION

as of

December 31, 2014

This report is filed as a Public Document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Members
Arjent LLC

I have audited the accompanying statement of financial condition of Arjent LLC (a Delaware Limited Liability Company) as of December 31, 2014, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements and supplemental information. Arjent LLC's management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial condition of Arjent LLC as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Supplemental Information

The Schedule I Computation of Net Capital under Rule 15c3-1, Schedule II Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption), Schedule III Information for Possession or Control Requirements under Rule 15c3-3 (Exemption), and Schedule of Aggregate Indebtedness has been subjected to audit procedures performed in conjunction with the audit of Arjent LLC's financial statements. The supplemental information is the responsibility of Arjent LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 10, 2015

ARJENT LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS

Current Assets		
Cash and cash equivalents	$	338,475
Deposit with Clearing Broker		82,327
Receivables from Clearing Broker		115,893
Fixed assets, net of accumulated depreciation of $127,923		31,155
Prepaid expenses		20,438
Intangible assets, net of amortization of $360,000		240,000
Other receivables		253,726
Total Assets	$	1,082,014

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities		
Accounts payable, accrued expenses and other liabilities	$	130,685
Total Liabilities		130,685
Members' Equity		
Members' capital		831,232
Members' income		120,097
Total Members' Equity		951,329
Total Liabilities and Members' Equity	$	1,082,014

See accompanying notes.

ARJENT LLC

Notes to Financial Statements

Year Ended December 31, 2014

1 Organization and Nature of Business

Arjent LLC (The Company) is a Delaware limited liability company located in Manhattan, New York. The Company is a broker dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority - ("FINRA") and the Securities Investor Protection Corporation - ("SIPC").

The Company clears all customer transactions on a fully disclosed basis through an independent clearing firm, and does not hold customer funds or safe keep customer securities. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

2 Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed. The Company is engaged as a securities broker dealer, which comprises several classes of services, including agency transactions, investment banking, third party marketing, and other services.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The Company's cash is held by major financial institutions. At times, such amount may exceed the Federal Deposit Insurance Corporation ("FDIC") limit. At December 31, 2014 the Company's cash exceeded the limit by $100,486. At December 31, 2014 the Company did not have any cash equivalents.

(d) Accounts Receivable

Receivables from the clearing broker on the statement of financial condition consist of commissions earned by the Company that are held by the clearing broker. Management has evaluated accounts receivable at December 31, 2014 and believes they are all collectible. Accounts receivable are not collateralized.

(e) Depreciation

Depreciation is provided on a straight-line basis using their estimated useful lives.

Furniture, fixtures and equipment are recorded at cost, net of accumulated depreciation. Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of property and equipment are included in income.

(f) Other Receivables

Other receivables consist primarily of loans to brokers. Loans to brokers are considered to be part of the brokers contract with the Company and are valued at cost.

(g) Revenue Recognition

The Company earns commission revenue from effecting trades in US and non US equity securities. Commissions and related clearing expenses are recorded on a trade date basis as security transactions occur.

Investment banking revenue includes gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as agent.

Other income includes other fee income and third party marketing fees where the Company raises capital from institutional investors for its clients (see Note 8).

(h) Income Taxes

The Company operates as a limited liability company for tax purposes and files as a partnership, All income, expenses, gains and losses are reported by the members on the partnership tax return. Therefore, all income taxes are the responsibility of the members based on their percentages according to the operating agreement. No recognition for uncertain tax provisions have been included in the financial statements because the Company believes there are none.

Certain transactions of the Company's may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the shareholder's capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

(h) Income Taxes - continued

Management has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements at December 31, 2014 and there are no open tax years prior to 2011. In addition, no income tax related penalties & interest have been recorded for the year ended December 31, 2014.

(i) Significant Credit Risk

The responsibility for processing customer activity rests with the Company's clearing firm Sterne Agee ("Clearing Broker"). The Company's clearing and execution agreement provides that credit losses related to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, the Clearing Broker records customer transactions on a trade date basis. The Clearing Broker is therefore exposed to risk of loss on these transactions. In the event of the customer's inability to meet the terms of its contracts, The Clearing Broker may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any losses incurred by the Clearing Broker are charged back to the Company.

The Company, in conjunction with the Clearing Broker controls off-balance sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. The Clearing Broker establishes margin requirements and overall credit limits for such activities and monitors compliance with applicable limits and industry regulations on a daily basis.

(j) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

(j) *Fair Value Hierarchy* - continued

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.

Level 3. Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 10 Fair Value"

3 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform New Capital Rule (SEC rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $50,000 or 6 2/3 % of aggregate indebtedness, as those terms are defined in the Rule. At December 31, 2014, the Company had net capital of $398,683, which was $348,683 in excess of its required minimum net capital of $50,000. The Company's had an AI/NC net capital ratio was .0218 to 1.

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on its SEC Rule 15c3-3(k)(2)(ii) exemption with respect to its activities in US securities which are cleared on a fully disclosed basis through its clearing broker, Sterne Agee.

The Company is register with FINRA as a broker dealer exempt from SEC Rule 15c3-3 under section (k)(2)(ii). Therefore it is not subject to possession or control requirements under SEC Rule 15c3-3 and not required to compute 15c3-3 Reserve Requirements.

The Company has elected an exemption from Rule 15c3-3 based on section (k)(2)(ii) which states "All customer transactions be cleared through another broker dealer on a fully disclosed basis".

4 Deposits with Clearing Broker

The Company maintains cash deposited with the Clearing Broker pursuant to a fully disclosed clearing agreement (" Clearing Agreement") entered into on April 10, 2012, which is meant to assure the Company's performance, including but not limited to the indemnification obligations specified in the Clearing Agreement. At December 31, 2014 the Company had $75,000 deposited with Sterne Agee which is disclosed on the Statement of Financial Condition within the "Deposits with Clearing Broker" line. The deposit does not represent an ownership interest in Sterne Agee.

5 Financial Instruments with Off-Balance Sheet Risk

As a securities Broker, the Company is engaged in arranging for the buying and selling of securities for a diverse group of investors. The Company's transactions are executed on behalf of customers and introduced to the Clearing Broker for a split of the commissions.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The Company seeks to control the aforementioned risks by monitoring all transactions entered into on a daily basis and insuring that no incorrect trades are recorded.

6 Disclosure of Statement of Financial Condition

A Statement indicating that the Statement of Financial Condition for the most recent annual audit report of the broker dealer pursuant to Sec. 240.17a5 is available for examination at the principal office of the Company and the NY district office of the Securities and Exchange Commission.

7 Fixed Assets

Fixed assets, net at December 31, 2014 consist of the following:

Furniture & fixtures	$ 62,905
Computer equipment	96,173
Total Cost	159,078
Less: accumulated depreciation	127,923
	$ 31,155

8 Other Income

Other income, at December 31, 2014 consists of the following:

12b1 fee income	$ 6,487
Consulting	54,000
Third Party Marketing	70,000
2013 Annual fees	180,875
Other income-debt recovery, refunds, etc	6,413
	$ 317,775

9 Related Party Transactions

The Company leases office space from Q Media, Inc. a related party.

The Company has elected to amortize the value of certain brokerage customer accounts purchased from a related party in 2010 for $600,000 at $120,000 a year.

In addition, the Company paid a salary to its principal shareholder of $224,150.

10 Fair Value

Cash, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts including receivables, payables, and accrued expenses are reported at their contracted amounts, which approximate fair value.

11 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its shareholders if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2014 the Company was not in violation of this requirement.

The Company has a month to month sublease agreement Q Media, Inc. for office space at the Company's current location. The ongoing agreement costs approximately $47,000 per month.

The Company had no lease or equipment rental commitments (except as disclosed above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2014 or during the year then ended except as disclosed below.

On November 3, 2011 the United States Securities & Exchange Commission ("SEC") issued a Formal Order of Investigation ("FOI") and on September 7, 2012 an amended FOI as to the Company of unspecified allegations of violations of the securities laws. On February 11, 2015 the staff of the SEC issued a Wells letter advising of its preliminary determination to recommend to the Commission that it file an enforcement action.

11 Commitments and Contingencies - *continued*

The Wells letter contains no more specific allegations than the FOI or amended FOI. The FOI, amended FOI and Wells letter are non-public. The Company is not aware of any conduct by which it violated any law and intends to vigorously defend any proceeding filed by the SEC. Given the vagueness of the SEC's communications to date, the Company offers no opinion as to the likelihood that such defense will be successful.

12 Guarantees

The Company applies the provisions of ASC, 460 Guarantees which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the Clearing Broker for losses that it may sustain without limit from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other recourse provisions. At December 31, 2014 no amounts were recorded under such agreement as no loss existed.

The Company has a yearly minimum fee to the Clearing Broker of $60,000.

13 Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2014 the Company had implemented such policies and procedures.

14 Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

15 Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of February 10, 2015 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events, other than as disclosed in Note 11 above have occurred which require disclosure in or adjustment to the financial statements.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2014

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Members
Arjent LLC.

I have reviewed management's statements, included in the accompanying Schedule I Computation of Net Capital under Rule 15c3-1, Schedule II Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption), in which (1) Arjent LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Arjent LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under—(k)(2)(ii), (the "exemption provisions") and (2) Arjent LLC stated that Arjent LLC met the identified exemption provisions throughout the most recent fiscal year without exception and Schedule III Information for Possession or Control Requirements under Rule 15c3-3 (Exemption). Arjent LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Arjent LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 10, 2015

ARJENT LLC

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended December 31, 2014
Schedule I

NET CAPITAL		
Assets	$	1,082,014
Less Liabilities		(130,685)
Total Credits		951,329
Deductions		
Non-allowable assets		(552,646)
Total Debits		(552,646)
NET CAPITAL	$	398,683
CAPITAL REQUIREMENTS		
6 2/3 % of aggregate indebtedness	$	8,704
Minimum net capital requirement		50,000
Net capital in excess of requirements	$	348,683
Ratio of Aggregate Indebtedness to Net Capital	.0218 to 1	

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2014) as amended on February 17, 2015

Reconciliation pursuant to Rule 17a-5(d) (4) of the Audited Computations of Net Capital pursuant to Rule 15c 3-1

Net Capital, as reported in Company's Part II unaudited Focus Report	$	398,683
Net Capital, per above		398,683
Difference	$	-

There are no material differences between the net capital reflected in the above computation and the net capital reflected in the Company's FOCUS Report as of December 31, 2014.

Arjent LLC

SCHEDULE II COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

Schedule II

YEAR ENDED December 31, 2014

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Arjent LLC in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

Arjent LLC

SCHEDULE III INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS (EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2014

"EXEMPT UNDER 15c3-3 (k)(2)(ii)

Schedule III

Pursuant to rule 15c 3-3 relating to possession or control requirements, Arjent LLC has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2014 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000..

Arjent LLC.
Exemption Report pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2014

Arjent LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Arjent LLC operates pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the most recent year without exception.

I, Arjent LLC, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Robert P. DePalo, CEO

ARJENT LLC

SCHEDULE OF AGGREGATE INDEBTEDNESS
Year Ended December 31, 2014

AGGREGATE INDEBTEDNESS:

Accounts payable & accrued expenses	$	130,685
Total Aggregate Indebtedness	$	130,685